EXHIBIT 99.1

PyroGenesis Announces Successful Completion of its Torch Factory Acceptance Test with Client A; a Multi-Billion-Dollar International Producer of Iron Ore Pellets

MONTREAL, Feb. 08, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (GHGs), is pleased to announce today that, further to its press release dated January 27, 2022, it has completed the factory acceptance test (“FAT”) of its 1-MW plasma torch, for the iron ore pelletization industry, with Client A (the “Client”). This successful FAT was conducted at PyroGenesis’ manufacturing facility in Montreal in the presence of the Client.

With the FAT process now successfully completed, and officially approved by Client A, the plasma torch system will now be shipped to the Client’s facility before the end of Q1 2022. PyroGenesis expects the plasma torch to arrive, on or about, the end of Q2 2022. The torch will then be installed in Client A’s induration furnace, replacing the dirty fossil fuel burner currently in place. The installation should take approximately 3 to 4 weeks, after which a Site Acceptance Test (SAT) will be performed. The SAT is scheduled to be completed before the end of July 2022. Both the installation and the SAT will be conducted by Client A, and supervised by PyroGenesis personnel. Between the arrival of PyroGenesis’ proprietary 1 MW plasma torch at the Client’s site and the SAT, there will be a number of tasks that will need to be completed (such as the training of local personnel by PyroGenesis staff).

“The long-awaited FAT has finally been completed, and we are proud to announce today that we have successfully passed this important milestone. The torch will now be shipped to the client’s facility where it will be installed, and where the SAT is scheduled to be performed before the end of July 2022. This important milestone brings us that much closer to our ultimate goal of providing clean plasma torches to the iron ore pelletization industry in their quest to replace dirty fossil fuel burners,” said P. Peter Pascali, CEO and Chair of PyroGenesis. “Successful completion of this FAT marks a significant milestone, not only for PyroGenesis and its clients, but also for all those involved in high temperature applications, specifically in the steel industry where we seem to be making our mark. We expect the next 6 months to be extremely exciting for everyone involved as all parties finally see that the goal line is in sight.”

About PyroGenesis Canada Inc.
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.
For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/